FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 3, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom Announces Receipt of Final Report of the Audit Committee’s Internal Investigation

Budapest — December 3, 2009 — Magyar Telekom Nyrt. (the “Company”) (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that the Company’s Audit Committee has issued the final report of its independent internal investigation into certain contracts relating to advisory, marketing, acquisition due-diligence and/or lobbying services in Montenegro and Macedonia.

Background

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including FCPA or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

For further information about the internal and governmental investigations, please refer to the Company’s quarterly reports for the first, second and third quarters of 2009 and the Company’s annual reports on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Findings and Conclusions of the Audit Committee’s Internal Investigation

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Nyrt.” dated November 30, 2009 (the “Final Report”).  The Audit Committee indicated that it considers that, with the preparation of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

•      As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.”  These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries.  As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

•      As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

•      Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand).  The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

•      “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia.  The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts.  There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

•      In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

•      intentional circumvention of internal controls;

•      false and misleading Company documents and records;

•      lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

•      lack of evidence of performance; and

•      expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

•      The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.”

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

The Company continues to consider the findings and conclusions of the Final Report.  The Company is considering the impact, if any, of the findings and conclusions of the internal investigation on the Company’s current and past financial statements and other disclosures.

As previously disclosed, the Company has taken remedial steps to address issues previously identified by the independent investigation, including steps designed to revise and enhance the Company’s internal controls.  In connection with the issuance of the Final Report, the Audit Committee has not made recommendations relating to the Company’s compliance program or internal controls.  The Company is considering whether and to what extent the Final Report warrants additional remedial actions and, pursuant to the Audit Committee’s request, the Company will present to the Audit Committee for its consideration any personnel actions and/or changes in internal control policies and procedures at the Company or its subsidiaries that have been or will be implemented to address the findings of the Final Report.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

Other Related Matters

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation.  These governmental investigations are continuing, and the Company continues to cooperate with those investigations.  The Company cannot predict what the final outcome of those investigations may be or the impact, if any, they may have on our financial statements or results of operations. Furthermore, government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates as well as additional changes to our business practices and compliance programs.

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: December 3, 2009